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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 21, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMK Maritime Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

352 Seventh Avenue
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kirk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMK Maritime Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/25/2016

Signature

CEO

Title

2/25/16

Notary Public


JIBRIL MALIK SEMBENE
Notary Public - State of New York
NO. 01SE6313077
Qualified in Bronx County
My Commission Expires Oct 14, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMK MARITIME CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current assets		
Cash and cash equivalents	$	198,101
Fixed Assets (net of Accumulated Depreciation of $8,862)		56,643
Prepaid expenses and other assets		31,216
Total current assets		**285,960**
TOTAL ASSETS	**$**	**285,960**

LIABILITIES AND MEMBERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	29,872
Total current liabilities		**29,872**
Members' equity		
Members' equity		636,798
Retained Earnings		(380,710)
Total members' equity		**256,088**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**285,960**

The accompanying notes are an integral part of these financial statements.



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
RMK MARITIME CAPITAL, LLC

We have audited the accompanying statement of financial condition of RMK MARITIME CAPITAL, LLC as of December 31, 2015, and the related statements of operations changes in members' equity, and cash flows from January 21, 2015 to December 31, 2015. These financial statements are the responsibility of RMK MARITIME CAPITAL, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMK MARITIME CAPITAL, LLC as of December 31, 2015, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of RMK MARITIME CAPITAL, LLC's financial statements. The supplemental information is the responsibility of RMK MARITIME CAPITAL, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 18, 2016

RMK MARITIME CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE TIME PERIOD FROM JANUARY 21, 2015 THROUGH DECEMBER 31, 2015

Revenue	
Investment Banking	$ 878,000
Other income	4,951
	882,951
Expenses	
Compensation and Benefits	896,664
Professional fees	127,003
Travel and Entertainment	52,556
Rent	47,856
Dues and Subscriptions	29,083
Payroll Taxes	20,436
Technology and Communications	20,103
Other operating expenses	62,612
	1,256,313
Net Loss	$ (373,362)

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE TIME PERIOD FROM JANUARY 21, 2015 THROUGH DECEMBER 31, 2015

		Total Members' Equity
Balance at January 20, 2015	$	359,450
Net Loss		(373,362)
Capital Contributions		270,000
Balance at December 31, 2015	$	256,088

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE TIME PERIOD FROM JANUARY 21, 2015 THROUGH DECEMBER 31, 2015

Cash flows from operating activities:	
Net Loss	$ (373,362)
Adjustments to reconcile net income to net cash flows used in operating activites:	
(Increase) decrease in operating assets:	
Prepaid expenses and other assets	(31,216)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	29,109
Depreciation Expense	8,863
Total adjustments	6,756
Net cash provided in operating activities	(366,606)
Cash flows from investing activities:	
Leasehold improvements	(58,712)
Purchase of fixed assets	(6,794)
Net cash used by investing activities	(65,506)
Cash flows from financing activities:	
Member contributions	270,000
Net cash used by financing activities	270,000
Net increase in cash and cash equivalents	(162,112)
Cash and cash equivalents, January 20, 2015	360,213
Cash and cash equivalents, end of year	$ 198,101
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -
Noncash investing and financing activities:	
Expenses paid by member on behalf of Company included as member contributions	$ -

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
Notes to Financial Statements
December 31, 2015

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RMK MARITIME CAPITAL, LLC (the "Company") was organized in the State of Delaware on January 21, 2014. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer providing investment banking related services.

The Company is owned by its Principal, Michael Kirk and MTK Capital, LLC which itself is owned by Michael Kirk.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

RMK MARITIME CAPITAL, LLC
Notes to Financial Statements
December 31, 2015

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 6).

NOTE 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture & Fixtures	$	58,712	7
Computer Equipment		6,794	5
		65,506	
Less: accumulated depreciation		(8,862)	
Property and equipment, net	$	56,644	

Depreciation expense for the year ended December 31, 2015 was $8,862.

NOTE 4: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has obligations under a operating lease with initial noncancelable terms in excess of one year. Aggregate annual payments under this lease agreement at December 31, 2015, are approximately as listed as follows:

Year Ending December 31,	
2016	43,775
2017	45,088
2018	46,441
2019	47,834
2020 & thereafter	8,212
	191,350

NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $168,229 which was $68,229 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($29,872) to net capital was 0.18 to 1.

RMK MARITIME CAPITAL, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 13C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Total members' equity		$ 256,088
Non-allowable assets, deductions and charges:		
Fixed Assets	$ 56,643	
Prepaid Expenses and Other Assets	31,216	
Total non-allowable assets, deductions and charges		87,859
Net capital		$ 168,229
Computation of basic net capital requirements		
Minimum net capital required (12 1/2% of aggregate indebtedness of $29,872)		$ 3,723
Minimum dollar net capital requirement		100,000
Minimum capital required		100,000
Excess net capital		$ 68,229
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 65,242
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 29,872
Percentage of aggregate indebtedness to net capital		18%
Ratio of aggregate indebtedness to net capital		0.18 to 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

See independent auditor's report.

RMK MARITIME CAPITAL, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15C3-3

DECEMBER 31, 2015

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See independent auditor's report.

RMK MARITIME CAPITAL, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Period from January 21, 2015 to December 31, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) RMK MARITIME CAPITAL, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RMK MARITIME CAPITAL, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) RMK MARITIME CAPITAL, LLC stated that RMK MARITIME CAPITAL, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RMK MARITIME CAPITAL, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RMK MARITIME CAPITAL, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 18, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE



Assertions Regarding Exemption Provisions

We, as members of management of RMK Maritime Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

RMK Maritime Capital, LLC

By:

Michael T. Kirk, Chief Executive Officer

February 16, 2016

RMK MARITIME CAPITAL, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Period from January 21, 2015 to December 31, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
RMK MARITIME CAPITAL, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2015, which were agreed to by RMK MARITIME CAPITAL, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating RMK MARITIME CAPITAL, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RMK MARITIME CAPITAL, LLC's management is responsible for RMK MARITIME CAPITAL, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the period ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by RMK MARITIME CAPITAL, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 18, 2016

RMK MARITIME CAPITAL, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Period from January 21, 2015 to December 31, 2015

		Amount
Total assessment	$	2,207
SIPC-6 general assessment Payment made on July 24, 2015		(1,382)
SIPC-7 general assessment Payment made on February 16, 2016		(825)
Total assessment balance **(overpayment carried forward)**	$	-

RMK MARITIME CAPITAL, LLC
Report Pursuant to Rule 17a-5 (d)
FinancialStatements
For the Period from January 21, 2015 to December 31, 2015